

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 8, 2016

Mail Stop 4561

Ashtok Vemuri
Chief Executive Officer
Conduent Incorporated
233 Mount Airy Road, Suite 100
Basking Ridge, NJ 07920

> **Re: Conduent Incorporated**
> **Registration Statement on Form 10**
> **File No. 001-37817**
> **Filed June 30, 2016**

Dear Mr. Vemuri:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              /s/ Barbara C. Jacobs

                                              Barbara C. Jacobs
                                              Assistant Director
                                              Office of Information
                                              Technologies and Services

cc: Eric Schiele, Esq.
        Cravath, Swaine & Moore LLP